

03039282

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Credit Suisse First Boston Mortgage Securities Corp.
Exact Name of Registrant as Specified in Charter

0000802106
Registrant CIK Number

Form 8-K, November 21, 2003 Home Equity Pass-Through Certificates, Series 2003-6

Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-107055

SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

NOV 25 2003

[TPW: NYLEGAL:186104.2] 17070-00296 11/10/03 02:53pm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.



By:
Name: John P. Graham
Title: Vice President

Dated: November 21, 2003